Via Facsimile and U.S. Mail
Mail Stop 6010

March 22, 2007

Mr. Tomohiro Kotani
Principal Financial Officer
Millea Holdings, Inc.
Tokyo Kaijo Nichido Building Shinkan,
2-1, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-0005, Japan

      Re: Millea Holdings, Inc.
              Form 20-F for the year ended March 31, 2006
              Filed on September 27, 2006
              File No. 0-31376

Dear Mr. Kotani:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies, page 46

1. We believe your disclosure in the Critical Accounting Polices section of MD&A regarding the estimation of the reserve for losses, claims and loss adjustment expenses could be improved to better explain the process you undertake to estimate the reserve and the judgments and uncertainties surrounding this estimate

and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and you adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in a disclosure-type format, the following information for each material line of business and also consider providing any additional information, in a disclosure-type format, to achieve this objective.

a. You disclose that "the majority of the loss, claim and loss adjustment expense liability is determined utilizing an incurred loss triangle method." Please describe the other methods you used to determine your reserve for losses, claims and loss adjustment expenses. Please ensure your proposed disclosure addresses the following items or explain to us why such disclosure is not warranted:
    1. Explain how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
    2. Identify the unique development characteristics of each material short-tail and long-tail line of business and explain how the actuarial methods you use address those characteristics.
    3. Describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
    4. Describes the extent of your procedures for determining the reserve for losses, claims and loss adjustment expenses including how you utilize external actuaries, if appropriate.

b. Describe your policy, if any, for adjusting the liability for losses, claims and loss adjustment expenses to an amount that is different than the amount determined by your actuaries.
    1. If such a policy exists, describe the method you used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
    2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method you used to determine it, and the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.

c. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.
2. Explicitly identify and discuss key assumptions as of March 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

2. Although your rate of ceding insurance appears to be relatively consistent for the last three years as demonstrated by your retention ratio described on page 30, it is unclear whether and to what extent you have changed your past reinsurance strategies and what impact, if any, there is on your current strategies. The expected effect that any changes may have on your financial position, results of operations and cash flows is therefore also unclear. Please provide us in a disclosure-type format proposed disclosures that discuss any changes in your reinsurance strategy and describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Financial Statements

Notes to Consolidated Financial Statements

Note 13: Stock Options, page F-49

3. You disclose here and elsewhere that you introduced a stock option plan during the year ended March 31, 2006 in part to compensate your corporate auditors. Please confirm to us that these auditors are your internal auditors and provide for us, in a disclosure-type format, proposed revised disclosure that clearly indicates your relationship to these auditors. Otherwise, if these auditors are your independent registered public accounting firm, please have your auditors explain to us how they comply with the independence standards under Rule 2-01(b) of Regulation S-X.

Note 16: Statutory Capital and Dividend Availability, page F-53

4. You clearly disclose that there are no restrictions on your ability to dividend your unconsolidated retained earnings. However, you also disclose that your subsidiaries are required to maintain adequate solvency margins which implies a restriction on the

ability of your subsidiaries to make dividends or other cash payments to you. Please provide us in a disclosure-type format the Schedule II information required by Rule 7-05(c) of Regulation S-X or explain to us why this information is not required.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please submit your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant